Exhibit 99.1

Mazor Robotics Inc. 189 South Orange Ave. Suite 1850 Orlando, FL 32801 Toll Free:1 (800) 80 - MAZOR usa@MazorRobotics.com	Mazor Robotics Ltd. PO Box 3104, 7 HaEshel St. Caesarea Park South 38900, Israel Tel: +972 4 618-7100 Fax: +972 4 618-7111 info@mazorrobotics.com	Mazor Robotics GmbH Borkstraße 10 48163 Münster, Germany Tel: +49 251 703 666 0 Fax: +49 251 703 666 52 Germany@MazorRobotics.com

Mazor Robotics to Report Third Quarter Financial Results on November 18, 2013

Company Will Also Present at the Barclays Select Growth Conference on November 19th

CAESAREA, Israel, November  12, 2013 – Mazor Robotics Ltd. (TASE:MZOR; NASDAQCM: MZOR), a developer of innovative surgical robots and complementary products, announced today that it will report financial results for the third quarter ended September 30, 2013, before the U.S. markets open on Monday, November 18, 2013.

The company will host a conference call to discuss these results on Monday, November 18, 2013, at 8:30 AM ET (3:30 PM IST).  Investors within the United States interested in participating are invited to call 877-941-6009 and reference the Conference ID: 4650552.   Participants in Israel can use the toll free dial-in number 1809-21-4368 and reference the same Conference ID number.  All other international participants can use the dial-in number 480-629-9819, using the same Conference ID.

A replay of the event will be available for two weeks following the conclusion of the call. To access the replay, callers in the United States can call 800-406-7325 and reference the Replay Access Code: 4650552. All international callers can dial 303-590-3030, using the same Replay Access Code. To access the webcast, please visit www.mazorrobotics.com, click ‘Investors.’

Additionally, On Tuesday, November 19th at 11:30am ET, the Company is scheduled to present at the Barclays Select Growth Conference in New York City.   A live webcast and subsequent archived replay of the Company’s presentation may be accessed via the investor relations section of the Company’s website

About Mazor

Mazor Robotics (TASE: MZOR; NASDAQCM: MZOR) is dedicated to the development and marketing of innovative surgical robots and complementary products that provide a safer surgical environment for patients, surgeons, and operating room staff. Mazor Robotics’ flagship product, Renaissance™, is a state-of-the-art surgical robotic system that enables surgeons to conduct spine surgeries in an accurate and secure manner. Mazor Robotics systems have been successfully used in the placement of over 35,000 implants in the United States, Europe and Asia.  Numerous peer-reviewed publications and presentations at leading scientific conferences have validated the accuracy, usability, and clinical advantages of Mazor Robotics technology.  For more information, the content of which is not part of this press release, please visit www.mazorrobotics.com.

U.S. Contacts: EVC Group

Michael Polyviou/Robert Jones - Investors
mpolyviou@evcgroup.com; bjones@evcgroup.com
212/850-6020; 646/201-5447

John Carter – Media
jcarter@evcgroup.com
(212) 850-6021